Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 17th, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Diamond Drilling Program Underway at the Galeana Project, Mexico

Almaden has been informed by its joint venture partner Grid Capital Corp (Grid) that Grid has commenced a diamond drill program on the Galeana gold-silver property in Chihuahua State, Mexico. Under terms of the joint venture with Almaden, Grid can earn a 60% interest in the Galeana property by spending US$2,000,000 and issuing 400,000 shares to Almaden.

Grid has informed Almaden that the drill program will test one of the vein systems identified on the property, the Miguel Ahumada zone. The Galeana property hosts three major classic epithermal banded quartz-adularia vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. Mapping, sampling and alteration mineralogic and petrographic analyses of the veins in the Galeana area has resulted in the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified as part of the Miguel Ahumada vein system, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth.

The drill program on the Galeana property by Grid is under the direction of Mr. Juan Caelles, Ph.D., P.Geo. a qualified person within the meaning of National Instrument 43-101. Samples will be sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.